PROSPECTUS SUPPLEMENT                          FILED PURSUANT TO RULE 424(b)(3) and (c)

(TO PROSPECTUS DATED MAY 15, 2006)                          REGISTRATION NO. 333-104208

$50,000,000

MINISTRY PARTNERS INVESTMENT CORPORATION

ALPHA CLASS PROMISSORY NOTES

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            This prospectus supplement relates to the sale by MINISTRY PARTNERS INVESTMENT CORPORATION of its Alpha Class Notes.

            This prospectus supplement should be read in conjunction with the prospectus dated May 15, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendment or supplement thereto.  The terms and conditions of the Offering and the Alpha Class Notes are set forth in the prospectus.

WE HAVE NAMED A NEW PRESIDENT

            We named Mr. Billy M. Dodson as our new president effective May 8, 2006. Mr. Dodson replaced our interim president, Mr. Van C. Elliott. Mr. Elliott, who agreed to serve as our president until we named a permanent replacement, will continue to serve as our secretary and one of our directors.

            Before joining us, Mr. Dodson served as Vice President of Sales for California Plan of Church Finance, Inc., a registered broker-dealer starting in August, 2000. During that time, he managed all aspects of brokerage operation, which annually distributed to investors between $125 million and $175 million of Church Mortgage Bonds. Prior to joining California Plan of Church Finance, Inc., Mr. Dodson had served as Pastor for the West Valley Church in Sherwood, Oregon. Mr. Dodson received his Bachelor of Journalism degree from the University of Texas and a Master of Divinity degree from Southwestern Baptist Theological Seminary.

WE HAVE COMPLETED $9,411,742 OF NEW EQUITY FINANCING

            We have raised a total of $9,411,742 in new equity capital through the sale of 72,617 shares of our Class I Preferred Stock, 19,000 shares of our Class II Preferred Stock, and 9,617 of our common stock in private placements to accredited investors, each of which is a federal or state chartered credit union (the "Private Placement Financing"). We sold the 19,000 shares of our Class II Preferred Stock to our parent, Evangelical Christian Credit Union ("ECCU").  In addition, we exchanged 5,500 shares of our Class I Preferred Stock for 550 shares of our outstanding Class A Preferred Stock. Our Class I Preferred Stock and common stock was sold in 72,617 Units, each consisting of one share of each class of stock. The initial 63,000 Units sold included our common stock owned and resold by ECCU.

            Our Class I Preferred Stock is entitled to annual cumulative dividends, payable quarterly, based on the liquidation preference equal to 190 basis points over the 1-year Libor rate in effect on the last day of the calendar month in which the dividend is declared.  In the event we fail to pay four (4) consecutive quarterly dividends, the Class I Preferred Shareholders have the right to appoint two (2) additional directors who will serve until dividends on the Class I Preferred Stock are brought current. The Class I Preferred Stock has a liquidation value of One Hundred Dollars ($100.00) per share; has no other voting rights, except as required under California law; is not convertible; and is subject to redemption, in whole or in part, at our election after December 31, 2007. The resale of all of our equity common stock and preferred stock is subject to a restriction in our Bylaws giving us the first right of refusal to purchase all or none of any shares proposed to be transferred.

            Our Class II Preferred Stock has right preferences and privileges identical to the Class I Preferred Stock, except it is entitled to dividends equal to one percent (1%) per annum and the holders of the Class I Preferred Stock do not have the right to appoint directors upon our failure to pay dividends. Set forth below is a capitalization table.

CHANGE IN MAJORITY SHAREHOLDER

            As a result of our equity financing discussed above, ECCU is no longer the sole shareholder of our voting stock.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth the amount of our common stock owned by each of our executive officers and directors, and by our directors and executive officers as a group, and by each person who is known to us to be the beneficial owner of more than 5.0% of our common stock. These ownership interests are shown as of the date of this Supplement.

Name	Upon Sale of 63,000 Units
	Beneficial Ownership	Percentage Owned(1)
Billy M. Dodson 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Mark G. Holbrook 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Mark A. Johnson 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Van C. Elliott 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Arthur G. Black 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Shirley M. Bracken 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Scott T. Vandeventer 955 W. Imperial Hwy. Brea, CA 92821	--	--%
Kenneth N. Von Rohr 955 W. Imperial Hwy. Brea, CA 92821	--	--%
All officers and directors as a group	--	--%
Other five percent or greater beneficial owners (six): Evangelical Christian Credit Union	62,000	46.06%
Credit of Southern California	11,900	8.84%
Financial Partners Credit Union	12,000	8.91%
USA Federal Credit Union	11,905	8.84%
Wescom Credit Union	11,905	8.84%
Keypoint Credit Union	8,000	5.94%

Notes to table

      (1)     Based on 134,617 shares of common stock outstanding.

PLAN OF DISTRIBUTION

            In order to increase our sales of the Notes, we plan to engage one or more independent registered broker-dealers to act as our sales agents to sell the Notes. We propose to pay these sales agents from 0.35% to 1.5% of the face amount of the Notes they place. We will also continue to offer Notes directly through our selected officers as otherwise described in the Prospectus. To date, we have not engaged any sales agents.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus supplement is November 30, 2006